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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                           EQUINE NUTRACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   29444W 10 2
                                 (CUSIP Number)

                          BRENDA LEE HAMILTON, ESQUIRE
                        HAMILTON, LEHRER AND DARGAN, P.A.
                          2 EAST CAMINO REAL, SUITE 202
                            BOCA RATON, FLORIDA 33432
                            TELEPHONE: (561)416-8956
                            FACSIMILE: (561)416-2855
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 31, 2003
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 29444W 10 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).
   MARIANNE SUN

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      NOT APPLICABLE.
(b)      NOT APPLICABLE.

3. SEC Use Only................................................................

4. Source of Funds (See Instructions):
   OO - SHARES ISSUED FOR SERVICES RENDERED AS AN OFFICER AND DIRECTOR OF EQUINE
   NUTRACEUTICALS, INC.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)
   NOT APPLICABLE.

6. Citizenship or Place of Organization:
   UNITED STATES

                     Number of Shares Beneficially Owned by
                   Each Reporting Person With...(7 through 10)

7. Sole Voting Power:      10,000,000 SHARES

8. Shared Voting Power:             0

9. Sole Dispositive Power: 10,000,000 SHARES

10. Shared Dispositive Power:       0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
                           10,000,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
    NOT APPLICABLE.

13. Percent of Class Represented by Amount in Row (11): 75.5%

14. Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer
COMMON STOCK
EQUINE NUTRACEUTICALS, INC.
19 BENTHAVEN PLACE
BOULDER, COLORADO 80305

Item 2.  Identity and Background
(a) MARIANNE SUN
(b) MS. SUN'S BUSINESS ADDRESS 19 BENTHAVEN PLACE, BOULDER, COLORADO 80305.
(c) MS. SUN IS THE PRESIDENT, CHIEF EXECUTIVE OFFCIER AND CHAIRMAN OF THE BOARD
    OF DIRECTORS OF THE ISSUER.
(d) MS. SUN HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING IN THE LAST FIVE
    YEARS.
(e) MS. SUN HAS NOT BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR
    ADMINISTRATIVE BODY OF COMPETENT JURISDICTION IN THE LAST FIVE YEARS.
(f) MS. SUN IS A CITIZEN OF THE UNITED STATES.

Item 3. Source and Amount of Funds or Other Consideration: SERVICES RENDERED

Item 4. Purpose of Transaction: SHARES WERE ISSUED FOR SERVICES RENDERED TO THE
ISSUER AS AN OFFICER AND A DIRECTOR.

Item 5.  Interest in Securities of the Issuer:
(a) THE AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK BENEFICIALLY OWNED BY
    MS. SUN IS 10,000,000 SHARES AND 75.5% RESPECTIVELY.
(b) MS. SUN HAS THE SOLE POWER TO VOTE ALL 10,000,000 SHARES SHE OWNS.
(c) THERE ARE NO TRANSACTIONS REGARDING COMMON STOCK THAT WERE EFFECTED DURING
    THE LAST SIXTY DAYS BY MS. SUN.
(d) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT
    THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE
    SECURITIES.
(e) MS. SUN HAS NOT CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT
    OF COMMON STOCK.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer: NOT APPLICABLE.

Item 7. Material to be Filed as Exhibits: NOT APPLICABLE.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - July 1, 2003

Signature - /s/Marianne Sun

Name/Title - Marianne Sun
             President, Chief Executive Officer, Chairman of the Board of
             Directors